SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 3)

                                 TRAVLANG, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  449-629-10-4
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                                 (CUSIP Number)

                                   Neil Swartz
               7000 W. Palmetto Park Rd #501, Boca Raton, FL 33433
                                 (561) 620-9234
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     3/5/02
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             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule
          13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                              --------------------

    1    NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MCG Partners, Inc. (IRS Identification Number: 65-0888800)
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS                                                      PF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION                             U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |    -11,066,506-
BENEFICIALLY   |     |   -------------------------------------------------------
  OWNED BY     |     |   SHARED VOTING POWER
   EACH        |  8  |   -0-
 REPORTING     |     |   -------------------------------------------------------
PERSON WITH    |     |   SOLE DISPOSITIVE POWER
               |  9  |   -11,066,506-
               |     |   -------------------------------------------------------
               |     |   SHARED DISPOSITIVE POWER
               | 10  |   -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                         [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
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                                   Page 2 of 5

    1    NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Neil Swartz
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS                                                      PF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION                             U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   11,366,572
BENEFICIALLY   |     |   -------------------------------------------------------
  OWNED BY     |     |   SHARED VOTING POWER
   EACH        |  8  |   -0-
 REPORTING     |     |   -------------------------------------------------------
PERSON WITH    |     |   SOLE DISPOSITIVE POWER
               |  9  |   11,366,572
               |     |   -------------------------------------------------------
               |     |   SHARED DISPOSITIVE POWER
               | 10  |   -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,366,572
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.1%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
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                                   Page 3 of 5

Item 1.           Security and Issuer.

        This statement relates to the shares of common stock, par value $.01, of Travlang, Inc., a Delaware corporation ( the "Issuer") having its principal business and the address of its principal office at 7000 West Palmetto Park Road, Suite 501, Boca Raton, Florida 33433.

Item 2.           Identity and Background.

     a. MCG Partners, Inc. is the record holder of 11,066,066 shares of the Issuer's common stock, $.01 par value. Neil Swartz is the record Holder of 300,506 shares of the Issuer's common stock. Neil Swartz is the sole shareholder of MCG Partners, Inc.

     b. The address of MCG Partners, Inc. is 7000 West Palmetto Park Road, Suite 501, Boca Raton, Florida 33433.

     c. MCG Partners, Inc., was organized to engage in merchant banking. Mr. Swartz is the sole shareholder of MCG Partners, Inc. The present principal occupation of Mr. Swartz is Chairman of MCG Partners, Inc.

     d. During the past five years, each of the reporting persons has not been convicted in a criminal proceeding and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

     e. During the past five years, each of the reporting persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     f.   Mr. Swartz is an American citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

        On March 5, 2002, MCG Partners, Inc. acquired an aggregate of 9,566,066 shares as follows:

        - 854,022 shares upon conversion of outstanding bridge loans and accrued interest totaling $51,241

        -       3,087,044 shares for payment of accrued fees and other expenses

        - 5,625,000 shares issued upon exercise of warrants issued as fees for the acquisition by the Issuer of Sec2Wireless, Inc. pursuant to an investment banking agreement.

Item 4.           Purpose of Transaction

        The reporting persons hold the common stock to which this statement relates for purposes of investment. As a result of the acquisition of Sec2Wireless, Inc., the reporting persons interest in the Issuer has substantially decreased and neither MCG Partners nor Mr. Swartz may be deemed an affiliate or control person.

        None of the reporting persons presently has any plan or proposal which relates to, or would result in, any transaction of the types described in Item 4(a) through (j) of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

        (a) The following table set for the aggregate number and percentage of the common stock, $.01 par value, which may, pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, be deemed to be beneficially owned by each reporting person.

                     Shares          Percentage       Description
Reporting            Beneficially    Beneficially     Of
Person               Owned           Owned            Ownership
--------------------------------------------------------------------------------

MCG Partners, Inc.   11,066,066          8.9%          Direct

Neil Swartz          11,066,066                        Ownership interest in MCG
                        300,506                        Direct
                     ---------
                     11,366,572          9.1%          Aggregate Amount Owned

        (b) The power of MCG Partners, Inc. to vote, or to direct the vote, and the power to dispose, or direct the disposition of, the 3,500,000 shares of common stock is shared with Mr. Swartz, the sole shareholder of MCG Partners, Inc. Mr. Swartz may be deemed part of a group with MCG Partners, Inc., with respect to his interest in MCG Partners, Inc.'s shares of common stock of the Issuer. Mr. Swartz disclaim beneficial ownership of the shares of common stock of the Issuer held by any other person.

        (c) MCG Partners, Inc. acquired an aggregate of 9,566,066 shares as follows:

        - 854,022 shares upon conversion of outstanding bridge loans and accrued interest totaling $51,241, or a conversion rate of $.06 per share.

        - 3,087,044 shares for payment of accrued fees and other expenses totaling $92,612 at a conversion rate of $.03 per share.

        - 5,625,000 shares issued upon exercise of warrants with an exercise price of $.01 per share issued as fees for the acquisition by the Issuer of Sec2Wireless, Inc. pursuant to an investment banking agreement.

        Immediately after issuance, MCG Partners transferred 2,000,000 of such shares to an unaffiliated third party in a transaction not related to the acquisition of Sec2Wireless, Inc. or to the Issuer.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

        Investment Banking Agreement dated April 1, 2001, incorporated by reference to the Registration Statement on Form S-8 filed by the Issuer on February 25, 2002 (file no.333-83224).


                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I each certify that the information set forth in this statement is true, complete and correct.


                                                March 7, 2002
                                        ----------------------------------------
                                                  (Date)


                                            /s/ Neil Swartz
                                        ----------------------------------------
                                        Neil Swartz,


                                        MCG PARTNERS, INC.


                                            /s/ Neil Swartz
                                        ----------------------------------------
                                        Neil Swartz, Chairman



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